EXHIBIT 12.1
NRG ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,
	2014	2013(a)	2012(a)	2011(a)	2010
	(in millions except ratio)
Earnings:
Income/(loss) from continuing operations before income tax	$135	$(634)	$(12)	$(646)	$753
Less:
Distributions and equity in earnings of unconsolidated affiliates	49	84	2	9	(19)
Impairment charge on equity method investment	—	99	2	495	—
Capitalized interest	(29)	(130)	(140)	(80)	(36)
Add:
Fixed charges	1,255	1,037	864	931	678
Amortization of capitalized interest	20	14	11	7	4
Total Earnings:	$1,430	$470	$727	$716	$1,380

Fixed Charges:
Interest expense	$1,228	$932	$671	$808	$600
Interest capitalized	29	130	140	80	36
Amortization of debt issuance costs	35	33	32	26	25
Amortization of debt discount	(50)	(67)	9	6	7
Approximation of interest in rental expense	13	9	12	11	10
Total Fixed Charges:	$1,255	$1,037	$864	$931	$678
Ratio of Earnings to Combined Fixed Charges	1.14	0.45	0.84	0.77	2.03

(a)
The ratio coverage for the year ended December 31, 2013, 2012 and 2011 was less than 1:1. NRG would have needed to generate additional earnings of $567 million, $137 million and $215 million, respectively, to achieve a ratio coverage of 1:1 for those years.